Banco Itaú Holding Financeira S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: August 2006

1.	On November 18 2004, in keeping with the best Corporate Governance practice, Banco Itaú Holding Financeira S.A. (Itaú Holding) voluntarily disclosed its "Operating Rules for the Trading of Own shares for Treasury"("Rules").

2.	Item 2.1.3 of the "Rules" established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itau Holding, and minimum, average and maximum prices.

3.	We inform the capital market entities the prices and the volume traded by Itau Holding for transactions in its own shares for treasury during the month of August 2006:

	Trading Volume	Prices - R$ per Share
		Minimum	Maximum	Average
Common Shares	11,700	52.90	54.00	53.01
Preferred Shares	--	--	--	--

4.	We would remind readers that historical data is available in the organization's Investor Relations site (www.itauri.com.br).

São Paulo-SP; September 11 2006.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer